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NEWS RELEASE FOR OCTOBER 25, 2001

Contact:     ALLEN & CARON INC             A.C.L.N. LIMITED
             Jill Cieslak (Investors)      Jane Creber, V.P. Investor Relations
             Len Hall (Media)              310-551-0062
             949-474-4300                  jane@aclnltd.com
             jill@allencaron.com
             len@allencaron.com

           A.C.L.N. LIMITED ANNOUNCES THIRD QUARTER FINANCIAL RESULTS
                              CONFERENCE CALL DATE

LOS ANGELES, CA (October 25, 2001)...A.C.L.N. Limited (NYSE:ASW), a global leader in automobile and truck logistics, today announced plans to release its third quarter financial results before the market opens on Wednesday, November 14, 2001, and to host a conference call to be broadcast live on the Internet at 11:00 a.m. EST (Eastern) that same day. Those interested in listening to the live webcast of the A.C.L.N. Limited conference call may do so over the Internet by going to www.companyboardroom.com. An online webcast replay of the call will also be accessible immediately following the live broadcast for seven days at www.companyboardroom.com.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile and truck logistics services between Europe and Africa, and (ii) a wholesale automobile business service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the Company's sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.



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